                                At my Ryan's...

                     [PHOTO OF CHILD WITH ICE CREAM CONE.]

                        RYAN'S FAMILY STEAK HOUSES, INC.
                               2002 ANNUAL REPORT

                            CORPORATE PROFILE

Over 24 years ago, Ryan's Family Steak Houses, Inc. extended its first invitation to come over and eat. Today, Ryan's "regulars" in 23 states are as comfortable sitting down at the table with us as they are in their own dining rooms. Our 324 company-owned and 22 franchised restaurants (as of January 1, 2003) have become community gathering places centered around high-quality food, affordable prices and big helpings of service and attention. At "My Ryan's," the continued popularity of our "Steaks, Buffet and Bakery" concept has produced same-store sales gains for 17 of the last 20 quarters. Since 1997, sales at our restaurants have increased by $175 million and net earnings have increased by $11 million, both representing an increase of almost 30% over the last five years. New units in 2002 averaged $3.5 million in sales, topping $3 million for the third year in a row. As our numbers show, the company whose common stock trades on The Nasdaq Stock Market(R) under the symbol RYAN is growing as fast as the families, extended families and communities we serve.

                                 [RYAN'S LOGO]
                             corporate information
                                       ...

CORPORATE OFFICE

Ryan's Family Steak Houses, Inc.
405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000

GENERAL COUNSEL

Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(877) 777-0800
www.amstock.com

INDEPENDENT AUDITORS

KPMG LLP
Greenville, South Carolina

FORM 10-K

A copy of the Company's annual report on Form 10-K for fiscal 2002, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the Company's corporate office.

ANNUAL MEETING

The annual meeting will be held at the Greenville/ Spartanburg Airport Marriott, Greenville, South Carolina, on April 30, 2003 at 11:00 a.m. All shareholders are cordially invited to attend.

COMMON STOCK DATA

The Company's common stock trades on The Nasdaq Stock Market(R) under the symbol RYAN. The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

FINANCIAL INFORMATION

In order to provide Ryan's shareholders and prospective investors with timely and accurate information, quarterly financial information, Securities and Exchange Commission filings and news releases can be obtained on the internet at www.ryansinc.com.

MARKET PRICE OF COMMON STOCK (a)

                                     2002
                         ---------------------------
Quarter                   High                  Low
-------                  ------                -----
First                    $16.45                13.87
Second                    18.61                12.75
Third                     13.92                10.40
Fourth                    11.98                10.05

                                     2001
                         ---------------------------
Quarter                   High                  Low
-------                  ------                -----
First                    $ 7.37                 5.87
Second                     9.13                 6.96
Third                     11.93                 8.23
Fourth                    15.48                10.99

The closing price quotation of the Company's common stock on March 5, 2003 was $10.00 per share.

----------
(a)   All amounts have been restated to reflect the 3-for-2 stock split in May
      2002.

                              our mission statement
                                       ...

To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings. We Strive >To put people first -- customers and team members. >To attract and maintain a strong team of individuals recognized as standouts in each area of focus. >To promote safety, responsibility and a high level of ethics in our workplace. >To be environmentally aware and work to preserve our natural resources. >To utilize materials and services that provide the best cost/value ratio without sacrificing quality. >To enhance long-term shareholder wealth.

                               to our shareholders
                                       ...

"MY RYAN'S" NOURISHES RELATIONSHIPS AND SETS RECORDS

Year 2002 proved that Ryan's is about relationships - relationships with our customers and communities, relationships with our managers and team members, and relationships with the shareholders who continue to believe in our ability to excel. We demonstrated once again that Ryan's is also about records! Even in a year in which businesses in all kinds of industries were challenged by difficult economic conditions, Ryan's financial performance continued to sizzle. We set new annual records for total sales, net earnings and earnings per share. We ended 2002 with:

-     Record sales of $773.8 million ($745.2 million in 2001)

-     Record net earnings of $50.4 million ($45.0 million in 2001)

-     Record earnings per share of $1.11 ($0.95 in 2001)

-     New store average unit sales of $3.5 million

-     A 3-for-2 stock split recorded in May

      Display Cooking continued to help us enrich relationships with existing customers and attract new ones. New stores, conversions and relocations put grills front and center. We enhanced interior decors with stone accents, streamlined the ordering process, and experimented with new products that could be delivered hot and fresh from the grill to our customers' plates. Continued emphasis on our Operating Partner program, better scheduling and a focused slowdown of manager relocations made our relationships with our managers stronger than ever. We also concentrated on building even more supportive and cohesive teams at our restaurants and improving store-level execution. The leadership and training our managers provided in their stores was key to achieving our mission of putting people first. In addition, a 3-for-2 stock split in 2002, continuation of our share repurchase program and a 17% increase in earnings per share enhanced Ryan's relationship with its shareholders.

      In spite of the difficult economic environment, average unit sales records were set for eight out of twelve months, for three out of four quarters and for the year 2002 overall. By year's end, we had opened thirteen new restaurants and relocated another seven units, giving Ryan's a total of 324 company-owned stores. In 2003, our focus will be on bringing more customers into our restaurants by utilizing more aggressive remodeling and marketing programs.

      Throughout a year marked by change for many Americans, one thing stayed the same. As in every year since 1978, "My Ryan's" was a place of comfort, where customers felt right at home, where people could gather and build relationships of their own, and where families could enjoy quality time with great food and great service at a great price.

MAKING CUSTOMERS FEEL LIKE FAMILY In 2002, Ryan's warmed up long-term relationships with customers by increasing our emphasis on Display Cooking. This hot innovation captures the fun of a backyard family barbecue as customers gather around the grill and watch our cook grill steaks, pork chops, chicken and other entrees to individual specifications. At year-end, 123 (38%) of our stores featured Display Cooking, with a goal of 50% in 2003, and for the second year in a row, Display Cooking helped new stores retain at least 90% of their first-year sales volume.

      Research confirms that customers love our innovations. This year, Ryan's ranked #1 among buffet/cafeteria restaurants in the "Choice in Chains" national survey of chain restaurant customers. For the first time, all family steakhouse and buffet/cafeteria restaurants were in the same category, and for the ninth year in a row, Ryan's outpaced our direct competition. Our overall score as well as our scores in every measured category increased over the previous year. We're proud of this recognition and wish to thank our team members for helping Ryan's win this award.

      In 2003 we will continue to find ways to be first choice to even more customers. New stores, relocations



                        RYAN'S FAMILY STEAK HOUSES, INC.

                                      (1)
                              to our shareholders
                                       ...

and conversions will add curb appeal through extensive remodeling of store exteriors. These enhancements will serve as a welcome sign, signaling to potential new customers that there's an exciting new dining experience inside Ryan's. In addition to good eating "hot off the grill," our traditional Mega Bar(R) Buffet and Bakery will give customers a wide variety of choices as they come inside for a great meal.

STRENGTHENING RELATIONSHIPS WITH MANAGERS In 2002, our store manager retention rate also topped the charts for the second year in a row. This year manager retention was 82%, placing us in the top 10% of our entire industry. Quality of life enhancements such as a focused slowdown on manager transfers and four and five-day manager work weeks showed our managers that we are as committed to them and their families as they are to us.

      Increased compensation, six-day store operating schedules and our President's Club, Leadership 2004 and Operating Partner programs continued to make Ryan's a true industry innovator in building relationships with top performers. We also implemented our Senior Operating Partner program, an opportunity that enables Operating Partners who have completed five years in the program to increase their earnings, build benefits and profit from additional incentives. As we continue to retain a higher number of experienced managers, we expect to see improved store-level operations leading to sales and profit improvements. Throughout our organization, people know that when they give us their best, we reward their success.

BUILDING SHAREHOLDER VALUE In 2002, Ryan's announced its seventh stock split since going public 20 years ago. The 3-for-2 split went into effect on May 29, 2002. Furthermore, even in the face of a difficult sales environment, our cost controls and lower interest rates allowed us to achieve higher margins and 17% earnings per share growth in 2002, marking the sixth consecutive year of double-digit earnings per share gains.

      We believe the share repurchase program that was started in 1996 continues to add shareholder value. During 2002, we repurchased 3.7 million shares at an average cost of $13.99 per share, giving us lifetime repurchases of 41.7 million shares at an average cost of $7.11 per share. These lifetime repurchases amount to 52% of the shares outstanding at the beginning of the program. The plan currently has a maximum repurchase level of 55 million shares.

PUTTING COMMUNITIES IN OUR CORNER In 2003, Ryan's will launch a comprehensive Local Store Marketing program. Designed to make the most of relationships with families, businesses, schools, sports teams, and other community groups, the program provides store managers with ideas for special events, promotions and activities. This program will take Ryan's excellent word-of-mouth advertising to the next level in order to find new customers, increase sales and build customer loyalty. Documenting local store marketing results will help managers see what works best and how to refine their marketing strategies.

      In 2003, we look forward to finding new ways to build relationships by delighting customers, building the careers and successes of managers, pleasing shareholders and making a difference in our communities. We want to make Ryan's an extension of the family dining room and kitchen, attracting new customers and increasing loyalty within our expanding customer base.

      As always, all of us at Ryan's thank you for your business and your continued confidence.

Sincerely,

/s/ Charles D. Way

Charles D. Way
Chairman, President and Chief Executive Officer
March 31, 2003



                        RYAN'S FAMILY STEAK HOUSES, INC.

                                       (2)
                              financial highlights
                                       ...

The results are in, and Ryan's had a great year in 2002, setting new records for sales, net earnings and earnings per share. At year's end there were 324 Company-owned stores and 22 franchised locations.

    Restaurant Sales
(in millions of dollars)

2002                 774
2001                 745
2000                 705
1999                 665
1998                 637


      Net Earnings
(in millions of dollars)


2002                 50.4
2001                 45.0
2000                 42.0
1999                 41.6
1998                 40.3

  Earnings Per Share (a)
    (diluted; in cents)

2002                  111
2001                   95
2000                   85
1999                   73
1998                   63

Restaurants Open at Year-End

                  1998     1999     2000     2001     2002
                  ----     ----     ----     ----     ----
Company-owned     280       289      301      313      324
Franchised         26        23       23       23       22
                  ---       ---      ---      ---      ---
Total             306       312      324      336      346
                  ===       ===      ===      ===      ===




----------
(a)   All amounts have been restated to reflect the 3-for-2 stock split in May
      2002.



                        RYAN'S FAMILY STEAK HOUSES, INC.

                                      (3)

                         [PHOTO OF JANINE CUMBERLANDER]


At my Ryan's...

I love taking my turn at the grill. Like your steak medium? No sooner said than done! Steak, sausage, pork chops...whatever you want, it's hot off the grill and right on your plate. I make it my mission to keep lots of great food right within your reach.

Janine Cumberlander
Grill Master, Gaffney, SC

                        RYAN'S FAMILY STEAK HOUSES, INC.

                                Ryan's locations
                                       ...

From our headquarters in Greer, SC., Ryan's continued to gain more of the market in 2002 with a new total of:

                                   346 Stores
                       (324 Company-owned; 22 Franchised)

                               [MAP OF LOCATIONS]



                        RYAN'S FAMILY STEAK HOUSES, INC.

                            [PHOTO OF DENNIS JOHNSON]


At my Ryan's...

You can tell we all enjoy being part of the team. I'm proud of the fact that my staff works hard to make sure all your needs are met. When you come to my Ryan's you can count on smiling faces and great service every time.

Dennis Johnson
Operating Partner, Greer, SC



                        RYAN'S FAMILY STEAK HOUSES, INC.

                management's discussion and analysis of financial
                       condition and results of operations
                                       ...

Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year, and (iii) the percentage change between years.

                                                               Percentage of Restaurant Sales               Percentage Change
                                                            ------------------------------------        ------------------------
                                                             2002            2001           2000        2002/2001      2001/2000
                                                            -----           -----          -----        ---------      ---------
Restaurant sales                                            100.0%          100.0          100.0            3.8%           5.8
                                                            -----           -----          -----          -----          -----
Cost of sales
Food and beverage                                            35.6            36.2           37.4            2.0            2.4
Payroll and benefits                                         31.2            30.5           30.1            6.4            7.0
Depreciation                                                  3.9             4.1            3.9           --              9.3
Other restaurant expenses                                    13.5            13.6           12.8            2.9           12.6
                                                            -----           -----          -----          -----          -----
Total cost of sales                                          84.2            84.4           84.2            3.6            5.9
                                                            -----           -----          -----          -----          -----
General and administrative expenses                           4.9             5.2            5.0           (1.1)          10.3
Interest expense                                              1.2             1.6            2.0          (20.4)         (16.0)
Revenues from franchised restaurants                         (0.2)           (0.2)          (0.2)          29.8            9.4
Other income, net                                            (0.3)           (0.4)          (0.3)         (12.0)          17.0
                                                            -----           -----          -----          -----          -----
Earnings before income taxes                                 10.2             9.4            9.3           12.2            6.9
Income taxes                                                  3.7             3.4            3.3           12.8            6.3
                                                            -----           -----          -----          -----          -----
Net earnings                                                  6.5%            6.0            6.0           11.9%           7.3
                                                            =====           =====          =====          =====          =====



                                                               Restaurants Open at End of Year               Percentage Change
                                                              ----------------------------------            ------------------
Company-owned                                                 324             313            301            3.5%           4.0
Franchised                                                     22              23             23           (4.3)            --
                                                              ---             ---            ---            ---            ---

Total                                                         346             336            324            3.0%           3.7
                                                              ===             ===            ===            ===            ===


                        RYAN'S FAMILY STEAK HOUSES, INC.

                                       (7)
                             results of operations
                                       ...

2002 COMPARED TO 2001 Total restaurant sales increased by $28.6 million, or 3.8%, to $773.8 million in 2002 from $745.2 million in 2001. The sales increase resulted principally from incremental sales, amounting to approximately $38.6 million, from new restaurants opened in 2002 and 2001, partially offset by a 0.7% decrease in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Same-store sales in 2002 were up 1.0% during the first five months of the year and then became progressively weaker during the remaining seven months with an overall 1.7% decrease during that period. Same-store sales at restaurants with the Company's traditional service format and at those restaurants converted to the Display Cooking format (see "Liquidity and Capital Resources") showed a similar trend and ended the year with an overall 3.2% decrease and a 1.1% increase, respectively. Management attributes this sales trend principally to an overall weak economic environment that appeared to deteriorate during the year.

      During 2002, the Company opened 13 new and relocated seven Ryan's restaurants. All new restaurants in 2002 were opened with the Display Cooking format, achieving excellent first-year annualized sales volumes that averaged $3.5 million per restaurant. Nine restaurants were closed during 2002, seven of which were relocations. Management defines a relocation as a restaurant opened within six months after the closing of another restaurant in the same marketing area. A relocation generally results in an opening and a closing in the same year. Accordingly, at the end of 2002 and 2001, the Company owned and operated 324 and 313 restaurants, respectively.

      Total cost of sales increased 3.6% to $651.7 million in 2002 from $628.7 million in 2001. Such costs, as a percentage of sales, were 84.2% for 2002 and 84.4% for 2001. Thus, the Company's margins at the restaurant level were 15.8% and 15.6% of sales in 2002 and 2001, respectively.

      Food and beverage costs decreased to 35.6% of sales in 2002 from 36.2% of sales in 2001 resulting principally from menu price increases and lower seafood and pork prices, partially offset by higher soybean oil products and distribution costs. Payroll and benefits increased to 31.2% of sales in 2002 from 30.5% of sales in 2001 due to higher store management wages and workers' compensation costs. All other restaurant costs, including depreciation, decreased to 17.4% of sales in 2002 compared to 17.7% of sales in 2001 due to lower natural gas and store closing costs. Store closing costs are generally incurred due to losses resulting from the sale of restaurants closed in connection with the Company's relocation program. In 2001, these costs included approximately $1.2 million of additional depreciation charges associated with the closing of a leased property in January 2002.

      General and administrative expenses amounted to 4.9% of sales in 2002 and 5.2% of sales in 2001 due principally to lower performance-based bonuses and manager recruiting costs in 2002.

      Interest expense amounted to $9.3 million in 2002 (1.2% of sales) compared to $11.7 million in 2001 (1.6% of sales). The decrease resulted from a decrease in the Company's effective average interest rate to 5.5% in 2002 from 7.2% in 2001. Interest expense in 2002 was also affected by a $24.0 million increase in outstanding debt during 2002 resulting from purchases of the Company's common stock in connection with the Company's stock repurchase program (see "Liquidity and Capital Resources").

      Based upon the above changes to revenues and expenses, earnings before income taxes increased to $79.0 million in 2002 from $70.4 million in 2001.

      The effective income tax rate for 2002 increased to 36.2% compared to 36.0% in 2001 due to changes to various state tax laws and procedures.

      Net earnings increased to $50.4 million in 2002 (6.5% of sales) from $45.0 million in 2001 (6.0% of sales). Diluted weighted-average shares decreased by 4.2% to 45,518,000 in 2002 compared to 47,519,000 in 2001 due to the Company's stock repurchase program. Accordingly, diluted earnings per share ("DEPS") increased 17% to $1.11 in 2002 from $0.95 in 2001. All weighted-average shares and DEPS have been restated to reflect the Company's 3-for-2 stock split in May 2002 (see "Stock Split").

      2001 COMPARED TO 2000 Total restaurant sales increased by $40.6 million, or 5.8%, to $745.2 million in 2001 from $704.6 million in 2000. Incremental sales from restaurants opened in 2001 and 2000 amounted to approximately $40.9 million of the increase. Also, the 2000 reporting period consisted of 53 weeks compared to a 52-week period in 2001. Sales during the additional week in 2000 amounted to approximately $12.4 million. Same-store sales for 2001 increased by 2.3%.

      During 2001, the Company opened 11 new and relocated five Ryan's restaurants. The relocations include one restaurant


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (8)
that was closed in 2000 and reopened in early 2001. Accordingly, at the end of 2001 and 2000, the Company owned and operated 313 and 301 restaurants, respectively.

      Total cost of sales increased 5.9% to $628.7 million in 2001 from $593.6 million in 2000. Such costs, as a percentage of sales, were 84.4% for 2001 and 84.2% for 2000. Thus, the Company's margins at the restaurant level were 15.6% and 15.8% of sales in 2001 and 2000, respectively.

      Food and beverage costs decreased to 36.2% of sales in 2001 from 37.4% of sales in 2000 resulting from menu price increases and lower beef, vegetable and soybean oil prices, partially offset by higher pork and dairy costs. Payroll and benefits increased to 30.5% of sales in 2001 from 30.1% of sales in 2000 due to higher store management wages and team member insurance costs, partially offset by lower hourly payroll costs resulting from 2001's higher average unit sales. All other restaurant costs, including depreciation, increased to 17.7% of sales in 2001 compared to 16.7% of sales in 2000 due to higher natural gas and store closing costs. In 2001, store closing costs included approximately $1.2 million of additional depreciation charges associated with the closing of a leased property in January 2002.

      General and administrative expenses amounted to 5.2% of sales in 2001 and 5.0% of sales in 2000. Higher performance-based bonuses and franchise taxes in 2001 were substantially offset by lower professional fees.

      Interest expense amounted to $11.7 million in 2001 (1.6% of sales) compared to $13.9 million in 2000 (2.0% of sales). The decrease resulted from a decrease in the Company's effective average interest rate to 7.2% in 2001 from 8.2% in 2000. Debt levels decreased by $14.0 million in 2001 as fewer purchases of the Company's common stock during 2001 made in connection with the Company's stock repurchase program increased cash available for debt repayment purposes.

      Based upon the above changes to revenues and expenses, earnings before income taxes increased to $70.4 million in 2001 from $65.8 million in 2000.

      The effective income tax rate for 2001 decreased to 36.0% compared to 36.2% in 2000 due to higher federal employment-related tax credits.

      Net earnings increased to $45.0 million in 2001 (6.0% of sales) from $42.0 million in 2000 (6.0% of sales). Diluted weighted-average shares decreased by 4.3% to 47,519,000 in 2001 compared to 49,643,000 in 2000 due to the Company's stock repurchase program. Accordingly, DEPS increased 12% to 95 cents in 2001 from 85 cents in 2000.

      As noted in the beginning of this section, the 2000 reporting period consisted of 53 weeks. In order to facilitate comparisons with 2001, management estimates that the additional, or 53rd, week added approximately $1.7 million to net earnings and three cents to DEPS.

LIQUIDITY AND CAPITAL RESOURCES The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

      At January 1, 2003, the Company's working capital amounted to a $25.2 million deficit compared to a $24.0 million deficit at January 2, 2002. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $82.4 million in 2002 and $84.9 million in 2001. Total capital expenditures increased to $74.1 million in 2002 from $52.0 million in 2001 due to higher new store building and equipment costs and increased remodeling expenditures.

      During 2003, the Company plans to build and open 15 to 17 new restaurants, including four potential relocations. Similar to 2002, all new restaurants will open with Ryan's Display Cooking format. This format was introduced in 2000 and involves a glass-enclosed grill and cooking area that extends into the dining room. A variety of meats are grilled daily and available to customers as part of the buffet price. Customers go to the grill and can get hot, cooked-to-order steak, chicken or other grilled items placed directly from the grill onto their plate. Management also intends to remodel approximately 30 to 40 restaurants with the Display Cooking format and this year will add a lodge-look exterior to the conversion plan. Total 2003 capital expenditures are estimated at $74 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.

      The Company began a stock repurchase program in March 1996 and is currently authorized to repurchase up to 55 million


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (9)
                             results of operations
                                      ...

shares of the Company's common stock through December 2004. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through January 1, 2003, approximately 41.7 million shares, or 52% of total shares available at the beginning of the repurchase program, had been purchased at an average cost of $7.11 per share, amounting to $296.1 million in total. From January 2, 2003 through March 5, 2003, another 518,300 shares were purchased at an average cost of $10.21 per share, amounting to $5.3 million in total. Management intends to actively proceed with the repurchase program through 2004, subject to the continued availability of capital, the limitations imposed by the Company's current credit agreements, applicable securities regulations and the other factors described in "Forward-Looking Information."

      Management estimates that cash generated from operations will exceed the Company's 2003 capital expenditure requirements and plans to use this excess cash for stock repurchases. Additional debt may be incurred in order to meet the Company's share repurchase objectives. Based on current target debt levels, a maximum repurchase scenario would require no more than $10 million of additional borrowings during 2003. At January 1, 2003, the Company's debt consisted of $75 million of 9.02% senior notes and a $200 million revolving credit facility of which $127 million was outstanding. After allowances for letters of credit and other items, there was approximately $61 million in funds available under the revolving credit facility. The Company's ability to draw on these funds may be limited by restrictions in the agreements governing both the senior notes and the revolving credit facility. Management believes that, based on current plans, these restrictions will not impair the Company's operations during 2003.

      Management believes that its current capital structure is sufficient to meet its 2003 requirements. The Company has entered into interest rate hedging transactions in the past, and although no such agreements are currently outstanding, management intends to continue monitoring the interest rate environment and may enter into such transactions in the future if deemed advantageous.

STOCK SPLIT On May 1, 2002, Ryan's Board of Directors approved a 3-for-2 stock split of the Company's common shares in the form of a 50% stock dividend. Accordingly, shareholders of record on May 15, 2002 received an additional common share for every two shares they held. The additional shares were distributed on May 29, 2002. All share and per share amounts in this annual report have been restated to reflect the stock split.

SETTLEMENT OF TAX AUDITS In March 2002 the Company and the South Carolina Department of Revenue ("DOR") agreed upon a settlement related to the DOR's audits of the Company's state tax returns for the years 1994 through 1999. The settlement did not materially affect the Company's financial condition or results of operations.

LEGAL CONTINGENCIES In November 2002, a lawsuit was filed in the United States District Court, Middle District of Tennessee, Nashville Division, on behalf of three plaintiffs alleging various violations by the Company of the Fair Labor Standards Act of 1938. The plaintiffs' attorneys have indicated that they intend to seek class-action status on this complaint. The Company intends to vigorously defend this lawsuit and has retained two firms to serve as co-lead counsel for the Company. Any potential financial impact to the Company cannot be determined at this time.

      The Company is involved in litigation arising in the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS The following recent accounting pronouncements could potentially impact the Company's financial results. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and other intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life continue to be amortized over their useful lives. The Company applied these new accounting rules on January 3, 2002 and believes that their application did not materially impact the accompanying 2002 financial statements.

      The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 applies to


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (10)
legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt this statement on January 2, 2003. The Company believes the adoption of SFAS No. 143 will not have a material impact on its financial statements.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted the statement effective January 3, 2002 with no impact on its 2002 results.

      In July 2002, the FASB issued SFAS No. 146, "Accounting for Obligations Associated with Disposal Activities," which addresses financial reporting and accounting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability be recognized for such costs only when the liability is incurred, which is in contrast to EITF 94-3, which requires the recognition of a liability upon the commitment to an exit plan. The statement is effective for exit or disposal activities that are initiated after December 31, 2002.

      In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of this statement in the accompanying consolidated financial statements.

      In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 addresses the requirements for financial statement disclosures to be made by a guarantor about its obligations under certain guarantees and clarifies that a guarantor is required to recognize a liability upon issuing a guarantee for the fair value of the obligation. The Company had no material guarantees at January 1, 2003 and will apply FIN 45 to any guarantees issued or modified after December 31, 2002. The impact to the Company's financial results upon adoption is not expected to be material.

CRITICAL ACCOUNTING POLICIES Critical accounting policies are defined as those that have a significant impact on the Company's financial statements and involve difficult or subjective estimates of future events by management. Management's estimates could differ significantly from actual results, leading to possible significant adjustments to future financial results. The following policies are considered by management to involve estimates that most critically impact reported financial results.

      Asset Lives Property and equipment are recorded at cost, less accumulated depreciation. Buildings and land improvements are depreciated over estimated useful lives ranging from 25 to 39 years, and equipment is depreciated over estimated useful lives ranging from 3 to 10 years. Depreciation expense for financial statement purposes is calculated using the straight-line method. Management is responsible for estimating the initial useful lives and any revisions thereafter and bases its estimates principally on historical usage patterns of the assets. Material differences in the amount of reported depreciation could result if different assumptions were used.

      Impairment of Long-Lived Assets Long-lived assets, which consist principally of restaurant properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For restaurants that will continue to be operated, the carrying amount is compared to the undiscounted future cash flows, including proceeds from future disposal, over the remaining useful life of the restaurant. The estimate of future cash flows is based on management's review of historical and current sales and cost trends of both the subject and similar restaurants. The estimate of proceeds from future disposal is based on management's knowledge of current and planned development near the restaurant site and on current market transactions. If the carrying amount exceeds the sum of the undiscounted future cash flows, the carrying value is reduced to the restaurant's current fair value. If the decision has been made to close and sell a restaurant, the carrying value of that restaurant is reduced to its current fair value less costs to sell and is no longer depreciated.


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (11)
                             results of operations
                                       ...

Self-Insurance Liabilities The Company self-insures a significant portion of expected losses from its workers' compensation, general liability and team member medical programs. For workers' compensation and general liability claims, individual amounts in excess of $250,000 are covered by insurance purchased by the Company. Accrued liabilities are recorded for the estimated, undiscounted future net payments, or ultimate costs, to settle both reported claims and claims that have been incurred but not reported. On a quarterly basis, management reviews claim values as estimated by a third-party claims administrator ("TPA") and then adjusts these values for estimated future increases in order to record ultimate costs. Both current and prior years' claims are reviewed as estimated claim values are frequently adjusted by the TPA as new information, such as updated medical reports or settlements, is received. Management reviews the relationship between historical claim estimates and payment history, overall number of accidents and historical claims experience in order to make an ultimate cost estimate. For team member medical claims, individual amounts in excess of $300,000 are covered by insurance purchased by the Company. Accruals are based on management's review of historical claim experience. Unexpected changes in any of these factors could result in costs that are materially different than initially reported.

IMPACT OF INFLATION The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the Federal minimum wage and accordingly, legislated changes to the minimum wage affect the Company's payroll costs. Although no minimum wage increases have been signed into law, legislation proposing to increase the minimum wage by $1.50 to $6.65 per hour was introduced in the U.S. Senate in May 2002. Although the proposed legislation was not passed in 2002, it is likely that Congress will consider the issue in 2003. The Company is typically able to increase menu prices to cover most of the payroll rate increases.

      The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased by approximately 3.9% in both 2002 and 2001.

FORWARD-LOOKING INFORMATION In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that the statements in this annual report and elsewhere that are forward-looking involve risks and uncertainties that may impact the Company's actual results of operations. All statements other than statements of historical fact that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as deadlines for completing projects, expected financial results and other such matters, are forward-looking statements. The words "estimates," "plans," "anticipates," "expects," "intends," "believes" and similar expressions are intended to identify forward-looking statements. All forward-looking information reflects the Company's best judgment based on current information. However, there can be no assurance that other factors will not affect the accuracy of such information. While it is not possible to identify all factors, the following could cause actual results to differ materially from expectations: general economic conditions; competition; developments affecting the public's perception of buffet-style restaurants; real estate availability; food and labor supply costs; food and labor availability; weather fluctuations; interest rate fluctuations; stock market conditions; and other risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended January 1, 2003. The ability of the Company to open new restaurants depends upon a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and construction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The extent of the Company's stock repurchase program during 2003 and future years depends upon the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the agreements governing both the senior notes and the revolving credit facility, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors.


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (12)
                          five-year financial summary
                                       ...

(In thousands, except earnings per share)            2002            2001         2000(a)         1999          1998
-----------------------------------------------   ---------        -------        -------        -------       --------
CONSOLIDATED STATEMENTS OF EARNINGS DATA

Restaurant sales                                  $ 773,817        745,163        704,624        664,681        637,003
                                                  ---------        -------        -------        -------       --------
Cost of sales
Food and beverage                                   275,674        270,155        263,799        254,052        248,903
Payroll and benefits                                241,420        226,950        212,108        196,847        186,565
Depreciation                                         30,226         30,238         27,668         26,456         25,317
Other restaurant expenses                           104,337        101,406         90,051         82,823         79,838
                                                  ---------        -------        -------        -------       --------
Total cost of sales                                 651,657        628,749        593,626        560,178        540,623
                                                  ---------        -------        -------        -------       --------
General and administrative expenses                  38,034         38,447         34,855         33,191         29,670
Interest expense                                      9,302         11,687         13,905          7,986          6,802
Revenues from franchised restaurants                 (1,663)        (1,281)        (1,171)        (1,167)        (1,143)
Other income, net                                    (2,486)        (2,824)        (2,413)        (1,866)        (1,938)
                                                  ---------        -------        -------        -------       --------
Earnings before income taxes                         78,973         70,385         65,822         66,359         62,989
Income taxes                                         28,588         25,339         23,839         24,742         22,669
                                                  ---------        -------        -------        -------       --------
Net earnings                                      $  50,385         45,046         41,983         41,617         40,320
                                                  =========        =======        =======        =======       ========
Earnings per share (b)
Basic                                             $    1.15           0.98           0.85           0.74           0.64
Diluted                                                1.11           0.95           0.85           0.73           0.63
                                                  =========        =======        =======        =======       ========
Weighted-average shares (b)
Basic                                                43,680         45,881         49,196         55,880         63,341
Diluted                                              45,518         47,519         49,643         56,811         64,322
                                                  =========        =======        =======        =======       ========

SELECTED OTHER CONSOLIDATED DATA

Working capital deficit                           $ (25,180)       (23,959)       (31,632)       (30,866)      (111,666)
Current ratio                                         0.5/1          0.5/1          0.3/1          0.3/1          0.1/1
Cash provided by operations                       $  82,431         84,944         79,509         75,349         73,696
Property and equipment additions                     74,125         51,982         58,369         53,198         43,682
Total assets                                        613,079        583,129        556,061        525,827        509,393
Long-term debt                                      202,000        178,000        192,000        172,375         81,374
Total current and long-term debt                    202,000        178,000        192,000        172,375        165,400
Purchase of common stock                             51,950         22,322         43,758         41,315         80,549
Shareholders' equity                                320,481        316,754        282,429        283,393        280,372
Company-owned restaurants open at end of year           324            313            301            289            280
                                                  =========        =======        =======        =======       ========

(a)   Indicates a 53-week period

(b)   All amounts have been restated to reflect the 3-for-2 stock split in May
      2002.


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (13)
                      consolidated statements of earnings
                                       ...


                                                            Year Ended
                                              ---------------------------------------
                                              January 1,     January 2,     January 3,
(In thousands, except earnings per share)       2003           2002           2001
-----------------------------------------     ---------      ---------      ---------
Restaurant sales                              $ 773,817        745,163        704,624
                                              ---------      ---------      ---------
Cost of sales
Food and beverage                               275,674        270,155        263,799
Payroll and benefits                            241,420        226,950        212,108
Depreciation                                     30,226         30,238         27,668
Other restaurant expenses                       104,337        101,406         90,051
                                              ---------      ---------      ---------
Total cost of sales                             651,657        628,749        593,626
                                              ---------      ---------      ---------
General and administrative expenses              38,034         38,447         34,855
Interest expense                                  9,302         11,687         13,905
Revenues from franchised restaurants             (1,663)        (1,281)        (1,171)
Other income, net                                (2,486)        (2,824)        (2,413)
                                              ---------      ---------      ---------
Earnings before income taxes                     78,973         70,385         65,822
Income taxes                                     28,588         25,339         23,839
                                              ---------      ---------      ---------
Net earnings                                  $  50,385         45,046         41,983
                                              =========      =========      =========
Earnings per share
Basic                                         $    1.15           0.98           0.85
Diluted                                            1.11           0.95           0.85
                                              =========      =========      =========
Weighted-average shares
Basic                                            43,680         45,881         49,196
Diluted                                          45,518         47,519         49,643
                                              =========      =========      =========

See accompanying notes to consolidated financial statements.


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (14)
                          consolidated balance sheets
                                       ...

                                                                    January 1,   January 2,
(In thousands)                                                        2003         2002
                                                                    ----------   ----------
ASSETS
Current assets
Cash and cash equivalents                                           $  2,654       13,323
Receivables                                                            5,010        4,806
Inventories                                                            5,119        5,091
Prepaid expenses                                                       1,266          816
Income taxes receivable                                                2,739           --
Deferred income taxes                                                  4,676        5,048
                                                                    --------     --------
Total current assets                                                  21,464       29,084
                                                                    --------     --------
Property and equipment
Land and improvements                                                144,859      132,074
Buildings                                                            413,700      379,254
Equipment                                                            231,244      207,150
Construction in progress                                              29,245       38,145
                                                                    --------     --------
                                                                     819,048      756,623
Less accumulated depreciation                                        234,627      209,514
                                                                    --------     --------
Net property and equipment                                           584,421      547,109
                                                                    --------     --------
Other assets                                                           7,194        6,936
                                                                    --------     --------
Total assets                                                        $613,079      583,129
                                                                    ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                      10,896       13,472
Income taxes payable                                                      --        3,238
Accrued liabilities                                                   35,748       36,333
                                                                    --------     --------
Total current liabilities                                             46,644       53,043
                                                                    --------     --------
Long-term debt                                                       202,000      178,000
Deferred income taxes                                                 39,375       31,419
Other long-term liabilities                                            4,579        3,913
                                                                    --------     --------
Total liabilities                                                    292,598      266,375
                                                                    --------     --------
Shareholders' equity
Common stock of $1.00 par value; authorized 100,000,000 shares;
  issued 42,745,000 in 2002 and 45,816,000 in 2001                    42,745       45,816
Additional paid-in capital                                             2,066        5,042
Retained earnings                                                    275,670      265,896
                                                                    --------     --------
Total shareholders' equity                                           320,481      316,754
                                                                    --------     --------
Commitments and contingencies
                                                                    --------     --------
Total liabilities and shareholders' equity                          $613,079      583,129
                                                                    ========     ========

See accompanying notes to consolidated financial statements.


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (15)
                     consolidated statements of cash flows
                                       ...

                                                                      Year Ended
                                                        --------------------------------------
                                                        January 1,    January 2,    January 3,
(In thousands)                                               2003          2002          2001
                                                         --------      --------      --------
Cash flows from operating activities
Net earnings                                             $ 50,385        45,046        41,983
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                            31,644        31,956        29,403
  Gain on sale of property and equipment                      (28)         (518)         (132)
  Tax benefit from exercise of stock options                1,784         3,195            89
  Deferred income taxes                                     8,328           549         5,429
  Decrease (increase) in:
    Receivables                                              (204)       (1,175)         (604)
    Inventories                                               (28)           (6)         (422)
    Prepaid expenses                                         (450)            4          (320)
    Income taxes receivable                                (2,739)           --            --
    Other assets                                             (528)          (59)       (1,597)
  Increase (decrease) in:
    Accounts payable                                       (2,576)        2,469          (888)
    Income taxes payable                                   (3,238)          (25)          266
    Accrued liabilities                                      (585)        2,527         4,654
    Other long-term liabilities                               666           981         1,648
                                                         --------      --------      --------
Net cash provided by operating activities                  82,431        84,944        79,509
                                                         --------      --------      --------
Cash flows from investing activities
Proceeds from sale of property and equipment                5,467         6,179         5,292
Capital expenditures                                      (74,125)      (51,982)      (58,369)
                                                         --------      --------      --------
Net cash used in investing activities                     (68,658)      (45,803)      (53,077)
                                                         --------      --------      --------
Cash flows from financing activities
Net proceeds from repayment of notes payable                   --            --       (91,000)
Repayment of long-term debt                                    --            --       (81,375)
Proceeds from issuance of senior notes                         --            --        75,000
Debt issuance costs                                            --            --        (1,565)
Net proceeds from (repayment of) revolving credit
facility                                                   24,000       (14,000)      117,000
Proceeds from stock options exercised                       3,508         8,406           722
Purchase of common stock                                  (51,950)      (22,322)      (43,758)
                                                         --------      --------      --------
Net cash used in financing activities                     (24,442)      (27,916)      (24,976)
                                                         --------      --------      --------
Net increase (decrease) in cash and cash equivalents      (10,669)       11,225         1,456
Cash and cash equivalents -- beginning of period           13,323         2,098           642
                                                         --------      --------      --------
Cash and cash equivalents -- end of period               $  2,654        13,323         2,098
                                                         ========      ========      ========
Supplemental disclosure
Cash paid during the year for:
  Interest, net of amount capitalized                    $  8,794        11,783        11,125
  Income taxes                                             24,784        21,786        18,681
                                                         ========      ========      ========

See accompanying notes to consolidated financial statements.


                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (16)
                   notes to consolidated financial statements
                                       ...

NOTE 1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ryan's Family Steak Houses, Inc. operates a chain of 324 Company-owned and 22 franchised (as of January 1, 2003) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977, opened its first restaurant in 1978 and completed its initial public offering in 1982.

CONSOLIDATION The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. Each of the years ended January 1, 2003 and January 2, 2002 consist of 52 weeks. The year ended January 3, 2001 comprises 53 weeks.

RESTAURANT SALES Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Restaurant sales are recognized upon delivery of services. Proceeds from the sale of gift certificates are deferred and recognized as revenue as they are redeemed.

FRANCHISE REVENUES The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost which approximates market value.

INVENTORIES Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements -- 25 to 39 years and equipment -- 3 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the lease term or estimated useful life of the asset.

The Company's long-lived assets, which consist principally of restaurant properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, an impairment loss is recognized equal to the amount by which the carrying amount of the asset exceeds its fair value. Assets to be sold are reported at the lower of carrying amount or fair value less costs to sell.

OTHER ASSETS Other assets consist principally of long-term receivables, cash surrender values of life insurance policies, unamortized debt issuance costs and a long-term prepayment of land rent.

DERIVATIVE FINANCIAL INSTRUMENTS The Company uses derivative financial instruments to reduce its exposure to interest rate fluctuations. The Company does not enter into financial instrument agreements for trading or speculative purposes. There were no derivative financial instrument agreements outstanding during the periods presented.

SELF-INSURANCE LIABILITIES The Company self-insures a significant portion of expected losses under its workers' compensation, general liability and team member medical programs. Accrued liabilities have been recorded based on the Company's estimates of the ultimate costs to settle reported claims and claims that have been incurred but not reported.

INCOME TAXES Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

STOCK SPLIT On May 1, 2002, Ryan's board of directors approved a 3-for-2 stock split of the Company's common shares in the form of a 50% stock dividend. Shareholders of record on May 15, 2002 received an additional common share for every two shares they held. The additional shares were distributed on May 29, 2002. All share and per share amounts in the accompanying financial statements have been restated to reflect the stock split.

                        RYAN'S FAMILY STEAK HOUSES, INC.

                                      (17)

STOCK OPTIONS As allowed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock option plans in accordance with the intrinsic value provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No compensation cost has been recognized for stock-based compensation in consolidated net earnings for the periods presented, as all options granted under the Company's stock option plans had exercise prices equal to the market value of the underlying common stock on the date of the grant. Had the Company determined compensation cost based on the fair value recognition provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the following table:

(In thousands, except earnings per share)                            2002              2001              2000
-----------------------------------------                            ----              ----              ----

Net earnings, as reported                                       $   50,385            45,046            41,983
Less total stock-based compensation expense determined
 under fair value based method, net of related tax effects          (1,472)           (1,791)           (1,137)
                                                                ----------            ------            ------
Pro forma net earnings                                          $   48,913            43,255            40,846
                                                                ==========            ======            ======
Earnings per share
      Basic:
         As reported                                            $     1.15              0.98              0.85
         Pro forma                                                    1.12              0.94              0.83
      Diluted:
         As reported                                                  1.11              0.95              0.85
         Pro forma                                                    1.07              0.91              0.82

EARNINGS PER SHARE Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes common stock equivalents which arise from the hypothetical exercise of outstanding stock options using the treasury stock method.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 2002 presentation. These reclassifications did not affect the prior years' net earnings or shareholders' equity.

NOTE 2. INCOME TAXES

Income tax expense for the years ended January 1, 2003, January 2, 2002, and January 3, 2001 consists of:

NOTE 2. INCOME TAXES

Income tax expense for the years ended January 1, 2003, January 2, 2002, and January 3, 2001 consists of:

(In thousands)            2002         2001          2000
--------------            ----         ----          ----

Current
U.S. Federal             $18,069       22,452       16,901
State and local            2,191        2,338        1,509
                         -------       ------       ------
Total current             20,260       24,790       18,410
                         =======       ======       ======
Deferred
U.S. Federal               7,673          496        5,004
State and local              655           53          425
                         -------       ------       ------
Total deferred             8,328          549        5,429
                         -------       ------       ------
Total income taxes       $28,588       25,339       23,839
                         =======       ======       ======


Income taxes differ from the amounts computed by applying the U.S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:

(In thousands)                                                  2002          2001          2000
--------------                                                -------        ------        ------

Tax at Federal statutory rate                                 $27,641        24,635        23,038
Increase (decrease) in taxes due to:
  State income taxes, net of Federal income tax benefit         1,850         1,554         1,257
  Other                                                          (903)         (850)         (456)
                                                              -------        ------        ------
Total income taxes                                            $28,588        25,339        23,839
                                                              =======        ======        ======

                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (18)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 2003 and January 2, 2002 are presented in the following table:

(In thousands)                               2002             2001
--------------                               ----             ----

Deferred tax assets
Self-insurance liabilities                 $  4,044          4,400
Deferred compensation                         1,871          1,769
Other                                           632            648
                                           --------        -------
Total gross deferred tax assets               6,547          6,817
                                           --------        -------
Less valuation allowance                       --             --
                                           --------        -------
Net deferred tax assets                       6,547          6,817
                                           --------        -------
Deferred tax liabilities
Building and equipment                      (41,246)       (33,188)
                                           --------        -------
Total gross deferred tax liabilities        (41,246)       (33,188)
                                           --------        -------
Net deferred taxes                         $(34,699)       (26,371)
                                           ========        =======

The Company did not establish a valuation allowance for deferred tax assets as of January 1, 2003 or January 2, 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at January 1, 2003.

   In March 2002 the Company and the South Carolina Department of Revenue ("DOR") agreed upon a settlement related to the DOR's audits of the Company's state tax returns for the years 1994 through 1999. The settlement did not materially affect the Company's financial condition or results of operations.

(In thousands)                                                                                         2002           2001
--------------                                                                                         ----           ----

Revolving credit facility with banks due January 2005, with weighted average interest of 3.06%
  at January 1, 2003; secured by the common stock of the Company's wholly-owned subsidiaries         $127,000       103,000
Senior notes payable bearing interest at 9.02%; payable in annual installments of $18,750,000 commencing January 2005, final installment due January 2008; secured by the common stock
  of the Company's wholly-owned subsidiaries                                                           75,000        75,000
                                                                                                     --------       -------
                                                                                                      202,000       178,000
Less current installments                                                                                --            --
                                                                                                     --------       -------
Total long-term debt                                                                                 $202,000       178,000
                                                                                                     ========       =======

The Company's long-term debt was funded on January 28, 2000 as a result of two loan transactions that refinanced all outstanding debt balances and added to the Company's credit availability. The first transaction involved a $200 million revolving credit facility due in 2005, bearing interest at various floating interest rates plus a variable spread that ranges from 0.875% to 1.625%. Interest is paid at least quarterly and is generally based on the London Interbank Offered Rate. Unused fees ranging from 0.225% to 0.375% of the average unused portion of the facility are also paid quarterly. The variable spread and the unused fee rate were 1.375% and 0.325%, respectively, at January 1, 2003. Both percentages are based on the ratio of funded debt to EBITDA and are subject to adjustment quarterly. The second transaction involved the private placement of $75 million of senior notes due in 2008 with principal payments commencing in 2005. Interest accrues at a fixed rate of 9.02% and is paid semiannually. Both loans are secured by the stock of the Company's wholly-owned subsidiaries.

   The revolving credit facility also includes a $20 million subfacility for letters of credit of which approximately $11.1 million was outstanding at January 1, 2003. The Company uses letters of credit principally for self-insurance purposes.

      The loan agreements contain minimum net worth requirements and maximum leverage ratios as well as restrictions on future stock repurchases, dividends, capital expenditures, investments and sales of assets. As of January 1, 2003, the Company exceeded the most restrictive minimum net worth requirement in the agreements by $34.1 million.

      The aggregate amount of installments due on long-term debt for each of the following years subsequent to January 1, 2003 are as follows: $0 in 2003; $0 in 2004; $145.8 million in 2005; $18.8 million in 2006; $18.8 million in 2007; and
thereafter, $18.8 million.



                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (19)

      The fair value of all long-term debt, except for the 9.02% senior notes, approximates its carrying amount as of January 1, 2003 and January 2, 2002 due to the variable interest rate provisions of the debt instruments. Based on the borrowing rates available to the Company for notes with similar terms and average maturities, the fair value of the 9.02% senior notes was approximately $86,100,000 at January 1, 2003.

NOTE 4. INTEREST COST

The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:

(In thousands)                               2002          2001         2000

Interest cost capitalized                  $  2,031        2,813        2,972
Interest cost charged to income               9,302       11,687       13,905
                                           --------       ------       ------
Total interest cost incurred               $ 11,333       14,500       16,877
                                           ========       ======       ======

NOTE 5. LEASES

The Company leases 16 restaurant sites under noncancelable operating leases with initial terms that expire over the next 1 to 9 years. The Company is also a party to one noncancelable operating lease for a restaurant building and its underlying land with an initial term that expires in 19 years. These leases contain renewal options for periods ranging from 10 to 30 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. The Company also leases dishwashing equipment at certain restaurants under agreements with five-year terms that are cancelable by the Company after the first 12 months. Total rental expense for operating leases amounted to $2,488,000 in 2002, $2,133,000 in 2001, and $1,629,000 in 2000. Future lease payments under the noncancelable operating leases as of January 1, 2003, are:

(In thousands)

Year End

2003                                          $  1,241
2004                                             1,126
2005                                               975
2006                                               922
2007                                               794
Later years, through 2021                        3,927
                                              --------
Future lease payments                         $  8,985
                                              ========

NOTE 6. ACCRUED LIABILITIES
Accrued liabilities consist of the following:

(In thousands)                         2002          2001
Self-insurance liabilities           $ 11,261       11,399
Accrued compensation                    8,016        8,699
Accrued taxes (other than income)       6,811        7,817
Accrued interest                        3,577        3,070
Outstanding gift certificates           2,677        2,363
Accrued utility costs                     918          594
Accrued team member benefits              799          645
Other accrued expenses                  1,689        1,746
                                     --------       ------
Total accrued liabilities            $ 35,748       36,333
                                     ========       ======

NOTE  7. SHAREHOLDERS' EQUITY

The components of shareholders' equity are as follows:

                                                           $1 Par Value     Additional        Retained
(In thousands)                                             Common Stock   Paid-In Capital     Earnings
--------------                                             ------------   ---------------     --------

Balances at December 29, 1999                                 $ 53,783        --              229,607
                                                              --------       -----            -------
Net earnings                                                      --          --               41,983
Issuance of common stock under Stock Option Plans                  168         554               --
Tax benefit from exercise of nonqualified stock options           --            89               --
Purchases of common stock                                       (7,163)       (643)           (35,953)
                                                              --------       -----            -------
Balances at January 3, 2001                                     46,788        --              235,637
                                                              --------       -----            -------




                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (20)

                                                           $1 Par Value     Additional       Retained
(In thousands)                                             Common Stock   Paid-In Capital     Earnings
--------------                                             ------------   ---------------     --------

Balances at January 3, 2001                                   $ 46,788          --           235,637
                                                                ------         -----         -------
Net earnings                                                      --            --            45,046
Issuance of common stock under Stock Option Plans                1,659         6,747            --
Tax benefit from exercise of nonqualified stock options           --           3,195            --
Purchases of common stock                                       (2,631)       (4,900)        (14,787)
                                                                ------         -----         -------
Balances at January 2, 2002                                     45,816         5,042         265,896
                                                                ------         -----         -------

Net earnings                                                      --            --            50,385
Issuance of common stock under Stock Option Plans                  645         2,863            --
Tax benefit from exercise of nonqualified stock options           --           1,784            --
Purchases of common stock                                       (3,716)       (7,623)        (40,611)
                                                                ------         -----         -------
Balances at January 1, 2003                                   $ 42,745         2,066         275,670
                                                              ========         =====         =======

On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's common stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's common stock that would result in the ownership by such person or group of 15% or more of the common stock.

      Each Right may initially be exercised to acquire a one-half share of the Company's common stock at an exercise price of $16.67, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise common stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise common stock of the acquiring company having a market value of twice the exercise price of the Rights.

      The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

      The Company's Board of Directors has authorized the repurchase of up to 55 million shares of the Company's common stock through December 2004. At January 1, 2003, approximately 41.7 million shares had been purchased at an aggregate cost of $296.1 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.

NOTE 8. TEAM MEMBER RETIREMENT PLANS

The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and have attained 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan with the first 6% of compensation matched by the Company at a 40% rate. The Company's match for participants with 20 or more years of service increases to 100%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $1,585,000 in 2002, $1,439,000 in 2001, and $1,320,000 in 2000.

      Officers, certain key executives and certain corporate and restaurant-level managers may also participate in one of two nonqualified deferred compensation plans maintained by the Company. These plans provide benefits to the participants or their designated beneficiaries at specified future dates or upon the termination of employment or death. Subject to plan limitations, participants can defer a substantial portion of their compensation and receive a matching contribution comparable to the Company's defined contribution retirement plan. Participant deferrals and any related Company contributions are credited to the participants' deferred compensation accounts. Participants can select from a variety of investment options, and investment earnings are credited to their accounts. The Company informally funds its liability to the participants through the use of Company-owned life insurance contracts. The Company has the right to amend or terminate the plans. The amount of expense related to the deferred compensation plans was $404,000 in 2002, $209,000 in 2001 and $381,000 in 2000. Outstanding balances under the plans amounted to $2,505,000 at January 1, 2003 and $2,098,000 at January 2, 2002 and are classified as other long-term liabilities in the accompanying balance sheets.



                         RYAN'S FAMILY STEAK HOUSES,INC
                                      (21)

NOTE 9. STOCK OPTION PLAN

In 2002, the Company's shareholders approved a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 3,600,000 shares of authorized but unissued common stock. Under the terms of the Plan, which expires in 2012, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting period and exercise price. The Plan provides for a maximum ten-year term for 900,000 of the option shares and a maximum 7-year term for the remaining 2,700,000 option shares. Officer grants have vesting periods that generally do not exceed six months. Options granted to other team members typically vest pro-rata over four years. In addition, the Plan states that the exercise price of an option cannot be less than the fair market value, based on the closing market price, of the Company's common stock on the day of the grant. The Plan also provides for option grants to Board members at a fixed amount of 5,000 shares per director granted annually on October 31 with an exercise price equal to that day's closing market price. Options granted to Board members have vesting periods that generally do not exceed six months. At January 1, 2003, there were 3,092,000 shares available for grant under the Plan and another 549,000 shares available under a predecessor plan.

      A summary of the status of the Company's current and predecessor stock option plans as of January 1, 2003, January 2, 2002 and January 3, 2001 and changes during the years ended on those dates is presented below:

                                                 2002                           2001                           2000
                                                 ----                           ----                           ----
                                                      Weighted-Average              Weighted-Average              Weighted-Average
(Shares in thousands)                      Shares      Exercise Price     Shares    Exercise Price       Shares   Exercise Price
---------------------                      ------      --------------     ------    --------------       ------   --------------

Outstanding at beginning of year           4,728     $    7.41            5,564     $    5.78           5,157     $    5.92
Granted                                      773         10.68            1,266         11.67           1,188          5.11
Exercised                                   (645)         5.95           (1,802)         5.61            (179)         4.11
Forfeited                                   (264)         8.43             (300)         6.07            (602)         6.09
                                           -----                          -----                         -----
Outstanding at end of year                 4,592          8.10            4,728          7.41           5,564          5.78
                                           =====                          =====                         =====
Exercisable at year-end                    2,792                          2,709                         3,732
                                           =====                          =====                         =====


The following table summarizes information about stock options outstanding at January 1, 2003:


(Shares in thousands)        OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
---------------------        -------------------                                         -------------------
                                                  Weighted-Average
                                                  ----------------
  Range of         Number Outstanding       Remaining                            Number Exercisable     Weighted-Average
Exercise Prices     at 1/ 1 /03          Contractual Life    Exercise Price         at 1/ 1 /03          Exercise Price
---------------     -----------          ----------------    --------------         -----------          --------------
$ 4 to $ 6            1,612                  5.6years        $    5.01                   1,294          $    4.99
$ 6 to $ 9            1,080                  6.3                  7.03                     946               7.06
$ 9 to $11              768                  7.6                 10.39                      39               9.21
$ 11 to $18           1,132                  8.8                 11.96                     513              12.05
                      =====                  ========        =========                   =====          =========
$ 4 to $18            4,592                  6.9             $    8.10                   2,792          $    7.05
                      =====                  ========        =========                   =====          =========

The per share weighted-average fair values of stock options issued during 2002, 2001 and 2000 were $3.82, $3.88 and $1.89, respectively. The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                2002      2001       2000

Risk-free interest rate        3.3%        4.0        5.8
Expected life (years)          5.2         5.2        5.1
Expected volatility            .34         .29        .29
Expected dividend yield          0%          0          0


NOTE 10. EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") are calculated as follows:

(In thousands, except earnings per share)                  2002          2001         2000
-----------------------------------------                  ----          ----         ----
Net earnings                                  a           $50,385       45,046       41,983
                                              -----       -------       ------       ------
Weighted-average common shares                b            43,680       45,881       49,196
Stock options                                               1,838        1,638          447
                                              -----       -------       ------       ------
Adjusted weighted-average common shares       c            45,518       47,519       49,643
Basic EPS                                     a / b       $  1.15         0.98         0.85
Diluted EPS                                   a / c          1.11         0.95         0.85
                                              =====       =======       ======       ======



                         RYAN'S FAMILY STEAK HOUSES,INC
                                      (22)

In order to prevent antidilution, outstanding stock options to purchase 1.1 million shares of common stock in 2002 and 2.2 million shares in 2000 were not included in the computation of diluted EPS. No such antidilutive stock options were outstanding in 2001.

NOTE 11. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

Quarterly consolidated financial results for 2002 and 2001 are summarized as follows:

                                                                                Quarter
                                                                                -------
(In thousands, except earnings per share)            First         Second         Third        Fourth       Total Year
-----------------------------------------            -----         ------         -----        ------       ----------

2002
Restaurant sales                                    $193,570       201,027       194,115       185,105       773,817
Restaurant operating profit (a)                       30,882        35,155        29,190        26,933       122,160
Net earnings                                          13,421        15,426        11,527        10,011        50,385
Earnings per share:
  Basic                                             $   0.30          0.35          0.27          0.23          1.15
  Diluted                                               0.28          0.34          0.26          0.23          1.11

                                                                                   Quarter
                                                                                   -------
(In thousands, except earnings per share)            First         Second        Third        Fourth        Total Year
-----------------------------------------            -----         ------        -----        ------        ----------
2001
Restaurant sales                                    $183,896       192,606       188,839       179,822       745,163
Restaurant operating profit (a)                       28,346        31,836        30,437        25,795       116,414
Net earnings                                          10,781        12,834        12,005         9,426        45,046
Earnings per share:
  Basic                                             $   0.23          0.28          0.26          0.21          0.98
  Diluted                                               0.23          0.27          0.25          0.20          0.95

(a) Restaurant operating profit is calculated as restaurant sales less cost of sales.

NOTE  12. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities and long-term debt. Except for long-term debt, the fair values of these financial instruments approximate their carrying values due to their short maturities. The fair value of the long-term debt is discussed in Note 3.

NOTE 13. LEGAL CONTINGENCIES

In November 2002, a lawsuit was filed in the United States District Court, Middle District of Tennessee, Nashville Division, on behalf of three plaintiffs alleging various violations by the Company of the Fair Labor Standards Act of 1938. The plaintiffs' attorneys have indicated that they intend to seek class-action status on this complaint. The Company intends to vigorously defend this lawsuit and has retained two firms to serve as co-lead counsel for the Company. Any potential financial impact to the Company cannot be determined at this time.

   The Company is involved in litigation arising in the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated financial statements.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.:
We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of January 1, 2003 and January 2, 2002 and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended January 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries as of January 1, 2003 and January 2, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                    KPMG LLP
Greenville, South Carolina
January 31, 2003




                        RYAN'S FAMILY STEAK HOUSES, INC.
                                      (23)

                              officers                                                      directors
                                 ...                                                            ...

Charles D. Way                                 William R. Dalton                         Charles D. Way
Chairman, President                            Regional Vice President                   Chairman, President
and Chief Executive Officer                                                              and Chief Executive Officer
                                               Richard B. Erwin
G. Edwin McCranie                              Regional Vice President                   G. Edwin McCranie
Executive Vice President                                                                 Executive Vice President
                                               Michael Rick Kirk
Fred T. Grant, Jr.                             Regional Vice President                   James D. Cockman
Senior Vice President-Finance                                                            Investor
and Chief Financial Officer                    William J. O'Brien
                                               Regional Vice President                   Barry L. Edwards
Alan Shaw                                                                                Executive Vice President
Senior Vice President-Operations                                                         and Chief Financial Officer
                                                                                         F.Y.I., Incorporated

Janet J. Gleitz
Corporate Secretary                                                                      Brian S. MacKenzie
                                                                                         Chief Operating Officer
Morgan A. Graham                                                                         Samling Strategic Corporation
Vice President-Construction                                                              SDN BHD
                                                                                         Chief Executive Officer
                                                                                         Paper Space, Inc.
James R. Hart
Vice President-Human Resources                                                           Harold K. Roberts, Jr.
                                                                                         President and Chief Executive Officer
Ilene T. Turbow                                                                          Statewide Title, Inc.
Vice President-Marketing
                                                                                         James M. Shoemaker, Jr.
                                                                                         Member
                                                                                         Wyche, Burgess, Freeman & Parham, P.A.

                                               departments
                                                  ...


                              (EMPLOYEE PICTURES)

                           RYAN'S FAMILY STEAK HOUSES, INC.
                                      (24)

                                (GIRL'S PICTURE)

                                  (RYAN'S LOGO)

                          405 LANCASTER AVENUE (29650)
                              POST OFFICE BOX 100
                          GREER, SOUTH CAROLINA 29652
                                 (864) 879-1000